WillScot Mobile Mini Holdings Corp.
4646 E. Van Buren Street, Suite 400
Phoenix, AZ 85008

June 4, 2024

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WillScot Mobile Mini Holdings Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed May 20, 2024 File No. 333-278544

Dear Ms. Hough and Mr. King:

WillScot Mobile Mini Holdings Corp. (referred to as the “Company”, “we”, “our” or “us”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 4, 2024 (the “Comment Letter”) regarding Amendment No. 2 to our Registration Statement on Form S-4, filed with the Commission on May 20, 2024 (the “Registration Statement”). The Company has today filed via EDGAR this letter together with its Amendment No. 3 to its Registration Statement on Form S-4 (the “Amended Registration Statement”) which responds to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed May 20, 2024

Exhibit 5.1 Opinion of Allen Overy Shearman Sterling US LLP regarding the validity of WillScot Mobile Mini Common Stock being registered

1.	Please have legal counsel revise its opinion to permit reliance on the opinion by investors. In this regard, we note the limitation on reliance contained in the final paragraph of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011), which is available on our website.

The Company respectfully acknowledges the Staff’s comment, and legal counsel has revised its opinion accordingly.

Exhibit 8.1 Opinion of Allen Overy Shearman Sterling US LLP as to certain tax matters
Exhibit 8.2 Opinion of Morrison & Foerster LLP as to certain tax matters

2.	Please have each legal counsel revise its opinion to state that the relevant tax disclosure in the prospectus is the opinion of counsel. For guidance, please refer to Sections III.B.2 and II.C.2 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment, and each legal counsel has revised its respective opinion accordingly.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (480) 894-6311.

Sincerely,

/s/ Hezron Lopez
Hezron Lopez
Executive Vice President, Chief Legal and Compliance Officer & ESG
WillScot Mobile Mini Holdings Corp.

cc:	Jeffrey J. Pellegrino, Partner
Allen Overy Shearman Sterling US LLP